 
DriveMind Autonomous Machines

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DriveMind Autonomous Machines @drivemind · Sep 1    •••

This morning Drivemind opened its Friends and Family fundraising round to the public. You all are welcome to be a part of our journey!

wefunder.com/drivemind

help.wefunder.com/testing-the-wa...



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